Exhibit 99.1

T 604.682.3701	Suite 900, 570 Granville Street
F 604.682.3600	Vancouver, BC V6C 3P1	www.levon.com

July 11, 2011	VIA SEDAR

To: All applicable Exchanges and Commissions

Dear Sirs/Mesdames:

Re:           Notice of the Meeting and Record Dates 2011 Annual General and Special Meeting

In compliance with National Policy NI54-101 requirements, the following is an advance notice of the meeting of:

Issuer	Levon Resources Ltd.
ISIN	CA5279011020
CUSIP	527901102
Meeting Date	September 23, 2011
Record Date for Notice	August 19, 2011
Record Date for Voting	August 19, 2011
Beneficial Ownership Determination Date	August 19, 2011
Class of Securities Entitled to Receive Notice	Common
Class of Securities Entitled to Vote	Common
Type of Meeting	Annual General and Special

Yours truly,

LEVON RESOURCES LTD.

“Dorothy Chin”
____________________________________
Dorothy Chin
Corporate Secretary